FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2017

FORMULA SYSTEMS (1985) LTD.

(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

...X...

Form 40-F

.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

.....

No

..X..

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....................

Attached to Registrant's Form 6-K for the month of November 2017 and incorporated by reference herein is the Registrant's immediate report dated November 20, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

(Registrant)

By:/s/ Guy Bernstein

Guy Bernstein CEO

dated:

November 20, 2017

PRESS RELEASE

Formula Systems Reports Record-Breaking Revenues of $349 Million for the Third Quarter with 22% Year over Year Growth

Revenues for the nine month period increased 23% year over year to $989 million

Or Yehuda, Israel, November 20, 2017 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the third quarter ended September 30, 2017, in accordance with International Financial Reporting Standards (IFRS).

Financial Highlights for the Third Quarter Ended September 30, 2017

•

Consolidated revenues for the third quarter increased by 22.3% to a record-breaking $348.6 million, compared to $285.1 million in the same period last year.

•

Consolidated operating income for the third quarter, decreased by 4.3% to $22.5 million, compared to $23.5 million in the same period last year. The decrease in operating income is attributable to Sapiens’ operating income decreasing from $6.8 million in the third quarter of 2016 to $3.2 million in the third quarter of 2017 (when measured in accordance with IFRS) due to amortization of intangible assets following the acquisition of StoneRiver earlier this year and the implementation of a restructuring and cost reduction plan following the halt of a software development project with a significant customer of Sapiens. The restructuring and cost reduction plan included: de-emphasis of non-core activities in APAC and efficiency measures post the halted development project and the integration of StoneRiver. The cost savings primarily included headcount reductions as well as other cost saving measures. Sapiens expects restructuring and cost reduction expenses of up to $5 million for the full year 2017. Excluding the negative impact of Sapiens’ results, Formula's operating income increased 15.8% year over year.

•

Consolidated net income attributable to Formula’s shareholders for the third quarter was $5.4 million, or $0.36 per fully diluted share, compared to $5.7 million, or $0. 38 per fully diluted share, in the same period last year. The decrease in net income attributable to Formula’s shareholders is mainly attributable to a decrease in Sapiens’ net income from $5.5 million in the third quarter of 2016 to $1.6 million in the third quarter of 2017 (as detailed above) offset by devaluation of long term liabilities to banks and others denominated in New Israeli Shekels, following the erosion of the New Israeli Shekel against the US dollar amounting to $0.4 million compared to an appreciation of long term liabilities to banks and others denominated in New Israeli Shekels amounting to $1.2 million recorded in the same period last year. Excluding the negative impact of Sapiens’ results and the positive impact of the devaluation of Formula’s long term liabilities to banks and others denominated in New Israeli Shekels, Formula net income increased by approximately 2% year over year.

Financial Highlights for Nine-Month Period Ended September 30, 2017

•

Consolidated revenues for the nine-month period ended September 30, 2017 increased 22.6% to $988.6 million, compared to $806.3 million in the same period last year.

•

Consolidated operating income for the nine-month period ended September 30, 2017 decreased 18.3% to $53.6 million, compared to $65.6 million in the same period last year. The decrease in operating income is attributable to Sapiens’ operating income decreasing from $19.5 million recorded in the nine-month period ending September 30, 2016 to an operating loss of $0.2 million recorded in the nine-month period ending September 30, 2017 (when measured in accordance with IFRS) due to the integration of StoneRiver and the implementation of a restructuring and cost reduction plan (as detailed above). Excluding the negative impact of Sapiens’ results, Formula operating income for the nine-month period ended September 30, 2017 increased approximately 16.7% year over year.

•

Consolidated net income attributable to Formula’s shareholders for the nine-month period ended September 30, 2017 was $5.6 million, or $0.37 per fully diluted share, compared to $16.5 million, or $1.10 per fully diluted share, in the same period last year. The decrease in net income attributable to Formula’s shareholders is primarily attributable to a decrease in Sapiens’ net income from $15.8 million in the nine-month period ended September 30, 2016 to a loss of $2.9 million in the nine-month period ended September 30, 2017 (as detailed above) and to an appreciation of long term liabilities to banks and others denominated in New Israeli Shekels, following the erosion of the US dollar against the New Israeli Shekel amounting to $5.5 million compared to $1.9 million recorded in the same period last year. Excluding the negative impact of Sapiens’ results and the appreciation of Formula's long term liabilities to banks and others denominated in New Israeli Shekels, Formula net income increased by 17.5% year over year.

•

As of September 30, 2017, Formula held 49.5%, 48.7%, 47.2%, 100%, 50% and 90% of the outstanding ordinary shares of Matrix IT, Sapiens International Corporation N.V, Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems, and Insync Staffing Solutions, respectively.

•

Consolidated cash, short-term investments in marketable securities and bank deposits totaled approximately $248.7 million as of September 30, 2017.

•

Total consolidated equity as of September 30, 2017, was $754.3 million (representing 50% of the total balance sheet).

•

As of September 30, 2017, Formula was in compliance with all of its financial covenants under the debentures issued by Formula in September 2015 and under loans granted from other financial institutions.

Comments of Management

“Formula’s third quarter results show solid improvement as evidenced by the group’s strong revenue growth" said Guy Bernstein, CEO of Formula.

"Matrix crossed the quarterly revenue mark of $200 million for the first time, and achieved growth across all financial indicators. Matrix reported record-breaking revenues of $203.7 million and $576.4 million in the third quarter and in the first nine months of 2017, reflecting an increase of 13.2% and 12.4% year over year, respectively. Matrix’s financial strength, its position in the market and its thousands of experts with the experience and knowledge at its disposal, enable Matrix to provide its customers with innovative technologies and solutions that address the challenges of the market.

Sapiens’ third quarter results demonstrate another quarter of double-digit revenue growth and incremental progress. Sapiens reported record-breaking revenues of $72 million reflecting a year over year increase of 28%, with non-GAAP operating margin improving from 4.7% in the previous quarter to 12.5%. This solid improvement is primarily a result of the successful integration of StoneRiver (Sapiens’ recent acquisition) and the implementation of cost-saving measures enacted following the halt of the development project that Sapiens reported in the first quarter. Sapiens is maintaining its guidance for 2017 full year revenues of $265 to $275 million (on a non-GAAP basis), which is expected to be on the higher end. Sapiens is also maintaining its expectations for full-year operating profit margin between 9-10% (on a non-GAAP basis), which is expected to be on the lower end.

Magic continued its double-digit growth momentum through the third quarter and first nine months of 2017 with strong performance in sales and revenues across its products and professional services. It enjoyed revenues of $66 million and non-GAAP operating income of $9.1 million for the third quarter, up 21% and 17% respectively year over year, driven primarily by organic growth. Due to better visibility, Magic narrowed its revenue guidance to between $250 million and $255 million for the full-year 2017, up from their prior guidance of between $245 million and $255 million. Magic’s ever-growing portfolio, including Magic xpc iPaaS Platform, its most recent release, provides both the solutions and services needed by enterprises to succeed in today’s digital marketplace.

TSG (held jointly by Formula and Israel Aerospace Industries ("IAI")) together with IAI, were declared winners of Israel’s Ministry of Defense (IMOD) tender as part of the "IDF Network" program for leading the transfer of the IDF’s computers infrastructure (currently operating in dozens of locations) to centralized, advanced data centers and will consolidate dozens of computer centers, currently scattered across the country, and establish modern computer centers. Six leading Israeli and international technology groups competed in the tender. The scope of the project is estimated at hundreds of millions of shekels over the next decade. This win is the largest technological tender in the history of the IDF and the IMOD.

We are excited about Michpal’s market opportunity following the release of a new product and a new service line – "Michpal Pension" and "Michpal PensionPlus”. These solutions enable all employers to digitally report their employees’ pension fund payments to their respective pension funds as required by law. (This requirement takes effect on February 1, 2018 for employers who employ more than 21 employees and on February 1, 2019 for employers with no more than 20 employees)”.

About Formula

Formula Systems (1985) Ltd. is a global information technology company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS
U.S. dollars in thousands (except per share data)

	Three months ended			Nine months ended
	September 30,			September 30,
	2017	2016		2017	2016
	Unaudited			Unaudited
Revenues	348,629	285,080		988,600	806,307
Cost of revenues	271,434	217,170		772,588	615,881
Gross profit	77,195	67,910		216,012	190,426
Research and development costs, net	10,076	5,717		29,459	15,447
Selling, general and administrative expenses	44,628	38,701		132,948	109,401
Operating income	22,491	23,492		53,605	65,578
Financial expenses, net	(4,044)	(4,224)	(*)	(18,950)	(9,258)	(*)
Income before taxes on income	18,447	19,268	(*)	34,655	56,320	(*)
Taxes on income	5,504	4,883		11,834	15,400
Income after taxes	12,943	14,385	(*)	22,821	40,920	(*)
Equity in gains of affiliated companies, net	107	599		517	791
Net income	13,050	14,984	(*)	23,338	41,711	(*)
Net income attributable to redeemable non-controlling interests	772	706	(*)	1,644	1,343	(*)
Net income attributable to non-controlling interests	6,882	8,618	(*)	16,080	23,921	(*)
Net income attributable to Formula's shareholders	5,396	5,660	(*)	5,614	16,447	(*)

Earnings per share (basic)	0.38	0.40		0.39	1.16
Earnings per share (diluted)	0.36	0.38		0.37	1.10

Number of shares used in computing earnings per share (basic)	14,374,579	14,231,627		14,338,590	14,195,915
Number of shares used in computing earnings per share (diluted)	15,539,781	15,514,378		14,697,459	15,494,645

(*) Immaterial adjustment of comparative data

FORMULA SYSTEMS (1985) LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands
	September 30,	December 31,
	2017	2016
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	234,400	238,161
Marketable securities	14,311	37,516
Short-term deposits	38	13
Trade receivables	359,037	308,338
Other accounts receivable	48,231	45,678
Inventories	5,120	3,953
Total current assets	661,137	633,659

LONG-TERM ASSETS:
Marketable securities	-	17,228
Deferred taxes	16,199	15,227
Prepaid expenses and other assets	16,102	14,390
Total long-term assets	32,301	46,845

INVESTMENTS IN COMPANIES ACCOUNTED FOR
AT EQUITY METHOD	24,704	24,080

PROPERTY, PLANTS AND EQUIPMENT, NET	27,836	26,130

INTANGIBLE ASSETS, NET AND GOODWILL	774,224	627,605

Total assets	1,520,202	1,358,319

CURRENT LIABILITIES:
Liabilities to banks and other financial institutions	105,637	84,760
Debentures	3,898	3,274
Trade payables	76,014	80,114
Deferred revenues	59,651	37,030
Employees and payroll accruals	99,071	90,709
Other accounts payable	45,298	41,889
Dividend payable	5,015	7,070
Liabilities related to business combinations	4,484	8,119
Redeemable non-controlling interests	6,105	6,073
Total current liabilities	405,173	359,038

LONG-TERM LIABILITIES:
Liabilities to banks and other financial institutions	104,419	115,529
Other long-term liabilities	10,218	9,384
Debentures, net of current maturities	132,994	55,441
Deferred taxes	43,649	30,939
Deferred revenues	8,452	4,697
Liabilities related to business combinations	2,650	9,611
Liability in respect to capital lease	-	108
Employee benefit liabilities	9,378	6,174
Redeemable non-controlling interests	48,982	43,556
Total long-term liabilities	360,742	275,439

EQUITY
Formula Systems (1985) equity	351,037	336,387
Non-controlling interests	403,250	387,455
Total equity	754,287	723,842

TOTAL LIABILITIES AND EQUITY	1,520,202	1,358,319

FORMULA SYSTEMS (1985) LTD.
STANDALONE FINANCIAL DATA HIGHLIGHTS
U.S. dollars in thousands

	September 30,	December 31,
	2017	2016
	(Unaudited)	(Unaudited)

Debentures	58,552	58,715

Other financial liabilities	37,711	46,564

Formula shareholders' equity	351,037	336,387

Cash, cash equivalents and short-term marketable securities	13,182	43,537

Fair market value of equity holdings in publicly traded subsidiaries	818,013	725,860